UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549
_________________________

SCHEDULE 13D/A Amendment No. 7
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Southwall Technologies Inc. (Name of Issuer)

Common Stock, par value $.001 per share (Title of Class of Securities)
844909200
(CUSIP Number)
Robert Van Grover Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 212-574-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) October 6, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13(d)-1(g), check the following box ☐.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 844909200

1	NAME OF REPORTING PERSONS The Needham Group, Inc. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 401,962
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 401,962
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 401,962
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 844909200

1	NAME OF REPORTING PERSONS Needham Investment Management L.L.C. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 285,601
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 285,601
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 285,601
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 844909200

1	NAME OF REPORTING PERSONS Needham Asset Management, LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 285,601
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 285,601
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 285,601
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 844909200

1	NAME OF REPORTING PERSONS George A. Needham S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,000
	8	SHARED VOTING POWER 3,219,061
	9	SOLE DISPOSITIVE POWER 7,000
	10	SHARED DISPOSITIVE POWER 3,219,061
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,226,061
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 844909200

1	NAME OF REPORTING PERSONS Needham Capital Partners II, L.P. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 782,657
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 782,657
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 782,657
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 844909200

1	NAME OF REPORTING PERSONS Needham Capital Partners III, L.P. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,370,152
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,370,152
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,370,152
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 844909200

1	NAME OF REPORTING PERSONS Needham Capital Management L.L.C. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,294,313
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,294,313
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,294,313
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.0%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 844909200

1	NAME OF REPORTING PERSONS Needham Capital Management (Bermuda) L.L.C. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 382,785
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 382,785
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 382,785
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON* OO

Pursuant to Rule 13d-1 under the
Securities Exchange Act of 1934, as amended

Item 1.              Security and Issuer.

This Statement on Schedule 13D/A (this "Statement") relates to the common stock, par value $0.001 per share (the "Common Stock") and Series A 10% Cumulative Preferred Stock ("Series A Preferred Stock"), of Southwall Technologies Inc., a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer are located at 3788 Fabian Way, Palo Alto, California 94303.

Item 2.              Identity and Background.

(a)-(c) and (f)  This Statement is filed by The Needham Group, Inc., a Delaware corporation ("Needham Group"), Needham Investment Management L.L.C., a Delaware limited liability company ("NIM"), Needham Asset Management, LLC, a Delaware limited liability company ("NAM"), George A. Needham, a natural person who is a U.S. citizen, Needham Capital Partners II, L.P., a Delaware limited partnership ("NCPII"), Needham Capital Partners III, L.P., a Delaware limited partnership ("NCPIII"), Needham Capital Management, L.L.C., a Delaware limited liability company ("NCM"), and Needham Capital Management (Bermuda) L.L.C., a Delaware limited liability company ("NCMB").  Needham Group, NIM, NAM, George A. Needham, NCPII, NCPIII, NCM and NCMB are collectively referred to in this Statement as the "Reporting Persons."

The principal business office and mailing address of the Reporting Persons is c/o Needham Investment Management L.L.C., 445 Park Avenue, New York, New York 10022.  The business of NIM is serving as the investment manager and/or general partner of certain private investment funds.  Needham Group manages NAM.  The business of NAM is serving as the managing member of NIM.  The business of NCM is serving as the general partner of NCPII, NCPIII and another private investment partnership.  The business of NCMB is serving as the general partner of certain private investment partnerships.  The present principal occupation of George A. Needham is Chairman of the Board and Chief Executive Officer of Needham Group.  The name and principal occupation or employment of the executive officers, directors or general partners of the Reporting Persons are set forth on Schedule I to this Statement.

(d) and (e)  During the past five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.              Source and Amount of Funds or Other Consideration.

As of the date hereof, the Reporting Persons may be deemed to beneficially own 2,125,493 shares of Common Stock ($2,843,984) and 3,261,666 shares of Series A Preferred Stock ($3,261,666).  The source of funds used to purchase the securities reported herein was working capital of the Reporting Persons.  No borrowed funds were used to purchase the securities, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.              Purpose of Transaction.

On October 6, 2011, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), by and among Solutia Inc., a Delaware corporation ("Solutia"), Backbone Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Solutia ("Merger Sub"), and the Issuer, pursuant to which Solutia agreed to acquire the Issuer on the terms and subject to the conditions set forth in the Merger Agreement. For a more detailed description of the Merger Agreement, please see Exhibit 2.1 of the Form 8-K filed by the Issuer with the SEC on October 11, 2011 (the "Form 8-K").

In connection with the parties' entry into the Merger Agreement, each of Needham Group, NCPII, NCPIII, Needham Capital Partners IIIA, L.P., Needham Capital Partners II (Bermuda), L.P., Needham Capital Partners III (Bermuda), L.P., Needham Emerging Growth Partners, L.P., Needham Contrarian Fund, L.P. and Needham Contrarian Fund (QP), L.P. (collectively, the "Needham Stockholders") entered into a tender and support agreement with Solutia, Merger Sub and the Issuer (the "Support Agreement"), providing that the Needham Stockholders shall, among other things, (i) convert all Series A Preferred Stock held by such stockholders into Common Stock, (ii) tender all Common Stock beneficially owned by such stockholders (including all shares obtained pursuant to the conversion referenced in clause (i) above) to Merger Sub, and (iii) take certain other actions and comply with certain other restrictions to support the merger and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth in the Support Agreement.  In addition, in the event of certain terminations of the Merger Agreement, the Needham Stockholders shall share a certain portion of any additional profit obtained by the Needham Stockholders in connection with the Issuer’s entry into an Alternative Transaction (as defined in the Merger Agreement).  The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is attached as Exhibit 99.1 to the Form 8-K.

Except as expressly set forth above, the Reporting Persons have no present plans, proposals, commitments, arrangements or understandings with respect to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.              Interest in Securities of the Issuer.

(a)           (1)  Needham Group owns 401,962 shares of Common Stock, which amount constitutes 6.9% of the issued and outstanding Common Stock.

(2)           NIM may be deemed to own beneficially the aggregate amount of 285,601 shares of Common Stock owned by certain private investment partnerships and certain registered investment companies by virtue of its position as general partner and investment adviser, respectively, of those private investment partnerships and registered investment companies, which amount constitutes 4.9% of the issued and outstanding Common Stock.  NIM disclaims beneficial ownership of all of the reported shares of Common Stock owned by the certain private investment partnerships and funds, and the inclusion of these shares of Common Stock in this report shall not be deemed an admission by it of beneficial ownership of such shares for any purpose.

(3)           NAM may be deemed to own beneficially the aggregate amount of 285,601 shares of Common Stock owned by certain private investment partnerships and certain registered investment companies managed by NIM by virtue of its position as the managing member of NIM, which constitutes 4.9% of the issued and outstanding shares of Common Stock and the inclusion of these shares of Common Stock in this report shall not be deemed an admission by it of beneficial ownership of such shares for any purpose.

(4)           George A. Needham may be deemed to beneficially own (i) the shares of Common Stock owned by Needham Group by virtue of his position in and share ownership of Needham Group, (ii) the shares of Common Stock beneficially owned by certain private investment partnerships managed by NIM by virtue of his position as manager of NIM, (iii) the Common Stock and Series A Preferred Common Stock owned by NCPII, NCPIII and another private investment partnership by virtue of his position as a manager of NCM, the general partner of such private investment partnerships, (iv) the Common Stock and Series A Preferred Common Stock beneficially owned by certain private investment partnerships of which NCMB serves as the sole general partner by virtue of his position as a manager of NCMB and (v) shares of Common Stock held in personal and family accounts.  The aggregate amount of shares of Common Stock (assuming full conversion of all Series A Preferred Common Stock owned by the Reporting Persons) owned by Mr. Needham is 3,226,061, which constitutes 46.7% of the issued and outstanding shares of Common Stock.  Mr. Needham disclaims beneficial ownership of all of the reported shares of Common Stock and the Series A Preferred Common Stock, except to the extent of his pecuniary interest and the inclusion of these shares in this report shall not be deemed an admission by him of beneficial ownership for any purpose, except to the extent of his pecuniary interest.

(5)           NCPII owns of record and beneficially (i) 953,557 shares of Series A Preferred Stock, which in turn is convertible to 321,754 shares of Common Stock (assuming such conversion occurs on November 14, 2011)  and (ii) 460,903 shares of Common Stock.  Assuming full conversion of the Series A Preferred Stock, NCPII would own of record 782,657 shares of Common Stock, which would constitute 12.8% of the issued and outstanding Common Stock.

(6)            NCPIII owns of record and beneficially (i) 1,669,338 shares of Series A Preferred Stock, which in turn is convertible to 563,276 shares of Common Stock (assuming such conversion occurs on November 14, 2011) and (ii) 806,876 shares of Common Stock.  Assuming full conversion of the Series A Preferred Stock, NCPIII would own of record 1,370,152 shares of Common Stock, which would constitute 21.5% of the issued and outstanding Common Stock.

(7)            NCM may be deemed to own beneficially the Common and Series A Preferred Stock owned by NCPII , NCPIII and another private investment partnership by virtue of its position as general partner of such private investment partnerships, and accordingly may be deemed to beneficially own the 2,294,313 shares of Common Stock, which amount constitutes 34.0% of the issued and outstanding Common Stock.  NCM disclaims beneficial ownership of all of the reported shares of Common Stock owned by such private investment partnerships and the inclusion of these shares of Common Stock in this report shall not be deemed an admission by it of beneficial ownership of such shares for any purpose.

(8)           NCMB may be deemed to own beneficially the Common and Series A Preferred Stock owned by certain private investment partnerships by virtue of its position as general partner to such private investment partnerships, and accordingly may be deemed to beneficially own the 382,785 shares of Common Stock, which amount constitute 6.4% of the issued and outstanding Common Stock.  NCMB disclaims beneficial ownership of all of the reported shares of Common Stock owned by such private investment partnerships, and the inclusion of these shares of Common Stock in this report shall not be deemed an admission by it of beneficial ownership of such shares for any purpose.

(b)           Needham Group has the shared power to direct the vote and disposition of 401,962 shares of Common Stock. NIM, the general partner of certain private investment partnerships and investment adviser of registered investment companies, and such private investment partnerships and registered companies have shared power to direct the vote and disposition of 285,601 shares of Common Stock directly owned by those private investment partnerships and those registered investment companies.  NAM has shared power to direct the vote and disposition of 285,601 shares of Common Stock directly owned by those private investment partnerships and those registered investment companies because it serves as the manager of NIM.  NCM, the general partner of NCPII, and NCPII have shared power to direct the vote and disposition of 782,657 shares of Common Stock and Common Stock issuable upon the conversion of the Series A Preferred Stock.  NCM, the general partner of NCPIII, and NCPIII have shared power to direct the vote and disposition of 1,370,152 shares of Common Stock and Common Stock issuable upon the conversion of the Series A Preferred Stock.  NCM, the general partner of another private investment partnership, and such private investment partnership have shared power to direct the vote and disposition of 141,504 shares of Common Stock and Common Stock issuable upon the conversion of the Series A Preferred Stock.  NCMB, the general partner of certain private investment partnerships, and such private investment partnerships have shared power to direct the vote and disposition of 109,709 shares of Common Stock and Common Stock issuable upon the conversion of the Series A Preferred Stock.  NCMB, the general partner of certain private investment partnerships, and such private investment partnerships have shared power to direct the vote and disposition of 273,076 shares of Common Stock and Common Stock issuable upon the conversion of the Series A Preferred Stock.  George A. Needham may be deemed to have shared power to direct the vote and disposition of (i) the shares of Common Stock owned by Needham Group by virtue of his position in and share ownership of Needham Group, (ii) the shares of Common Stock beneficially owned by certain private investment partnerships managed by NIM by virtue of his position as manager of NIM (iii) the shares of Common Stock issuable upon the conversion of the Series A Preferred Stock and Common Stock owned directly by NCPII, NCPIII and another private investment partnership because he serves as a manager of NCM, the general partner of NCPII, NCPIII and such private investment partnership, (iv) the shares of Common Stock issuable upon the conversion of the Series A Preferred Stock and the Common Stock owned directly by certain private investment partnership because he serves as a manager of NCMB, the general partner of such private investment partnerships, and (v) shares of Common Stock held in personal and family accounts.  Mr. Needham disclaims beneficial ownership of the shares of Common Stock owned by Needham Group, NIM, NAM, NCPII, NCPIII, and certain private investment partnerships.

(c)           The Reporting Persons did not effect any transactions in the securities of the Issuer during the past 60 days.

(d)           Not applicable.

(e)           Needham Investment Management, LLC and Needham Asset Management, LLC will not be listed on further 13D amendments because, approximately as of July 2010, each such Reporting Person has ceased to be the beneficial owner of more than five percent of the issued and outstanding Common Stock.

Item 6.              Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Except as set forth in this Item 6, none of the Reporting Persons or, to the best knowledge of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

In connection with the parties' entry into the Merger Agreement, the Needham Stockholders entered into a Support Agreement, providing that the Needham Stockholders shall, among other things, (i) convert all Series A Preferred Stock held by such stockholders into Common Stock, (ii) tender all Common Stock beneficially owned by such stockholders (including all shares obtained pursuant to the conversion referenced in clause (i) above) to Merger Sub, and (iii) take certain other actions and comply with certain other restrictions to support the merger and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth in the Support Agreement.  In addition, in the event of certain terminations of the Merger Agreement, the Needham Stockholders shall share a certain portion of any additional profit obtained by the Needham Stockholders in connection with the Issuer’s entry into an Alternative Transaction (as defined in the Merger Agreement).  The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is attached as Exhibit 99.1 to the Form 8-K.

Item 7.              Material to be Filed as Exhibits.

Exhibit A:        Joint Filing Agreement

Exhibit 99.1:    Tender and Support Agreement, dated as of October 6, 2011, by and among Solutia, Merger Sub, the Issuer and the Needham Stockholders (incorporated by reference to the Form 8-K filed by the Issuer with the SEC on October 11, 2011)

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated:  October 12, 2011

THE NEEDHAM GROUP, INC.*

By:	/s/ George A. Needham
Name: George A. Needham
Title: Chief Executive Officer

NEEDHAM INVESTMENT MANAGEMENT L.L.C.*

By:	/s/ George A. Needham
Name: George A. Needham
Title: Member

NEEDHAM ASSET MANAGEMENT, LLC*

By:	/s/ George A. Needham
Name: George A. Needham
Title: Chief Executive Officer

GEORGE A. NEEDHAM*
/s/ George A. Needham

NEEDHAM CAPITAL PARTNERS II, L.P.*
By: Needham Capital Management L.L.C., its general partner
By:	/s/ George Needham
Name: George Needham
Title: Managing Member

NEEDHAM CAPITAL PARTNERS III, L.P.*
By: Needham Capital Management L.L.C., its general partner
By:	/s/ George Needham
Name: George Needham
Title: Managing Member

NEEDHAM CAPITAL MANAGEMENT L.L.C.*

By:	/s/ George Needham
Name: George Needham
Title: Managing Member

NEEDHAM CAPITAL MANAGEMENT (BERMUDA) L.L.C.*

By:	/s/ George Needham
Name: George Needham
Title: Managing Member

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons' pecuniary interest therein.

Schedule I

Executive Officers and Directors of The Needham Group, Inc.

Name Of Officer Or Director	Business Address	Principal Employment/Office With The Needham group, Inc.
George A. Needham	c/o The Needham Group, Inc. 445 Park Avenue New York, New York 10022	Chairman and Chief Executive Officer
John J. Prior, Jr.	c/o The Needham Group, Inc. 445 Park Avenue New York, New York 10022	Director

André R. Horn	c/o The Needham Group, Inc. 445 Park Avenue New York, New York 10022	Director

Eugene R. White	c/o The Needham Group, Inc. 445 Park Avenue New York, New York 10022	Director
Robert Fiordaliso	c/o The Needham Group, Inc. 445 Park Avenue New York, New York 10022	Acting Chief Financial Officer

 Schedule I (continued)

Needham Asset Management, L.L.C. is the managing member of Needham Investment Management L.L.C.  Needham Investment Management L.L.C. is the sole general partner and investment adviser to certain private investment partnerships.  Needham Capital Management L.L.C. is the sole general partner of (a) Needham Capital Partners II, L.P., (b) Needham Capital Partners III, L.P. and another private investment partnership.  Needham Capital Management (Bermuda) L.L.C. is the sole general partner of certain private investment partnerships.

The members and principals of Needham Asset Management, LLC are:

Name Of Officer Or Director	Business Address	Principal Employment/Office With Needham Asset Management, LLC
George A. Needham	c/o Needham Asset Management, LLC 445 Park Avenue New York, New York 10022	Chairman of the Board & Chief Executive Officer
John O. Barr	c/o Needham Asset Management, LLC 445 Park Avenue New York, New York 10022	Portfolio Manager
Christopher J. Retzler	c/o Needham Asset Management, LLC 445 Park Avenue New York, New York 10022	Portfolio Manager
James W. Giangrasso	c/o Needham Asset Management, LLC 445 Park Avenue New York, New York 10022	Chief Financial Officer

The members and principals of Needham Investment Management L.L.C. are:

Name Of Officer Or Director	Business Address	Principal Employment/Office With Needham Investment Management LLC
George A. Needham	c/o Needham Investment Management L.L.C. 445 Park Avenue New York, New York 10022	Member
James W. Giangrasso	c/o Needham Investment Management L.L.C. 445 Park Avenue New York, New York 10022	Chief Financial Officer

The managing members and principals of Needham Capital Management L.L.C. are:

Name Of Officer Or Director	Business Address	Principal Employment/Office With Needham Capital Management LLC
George A. Needham	c/o Needham Capital Management L.L.C.. 445 Park Avenue New York, New York 10022	Managing Member
John J. Prior, Jr.	c/o Needham Capital Management L.L.C. 445 Park Avenue New York, New York 10022	Managing Member
Thomas P. Shanahan	c/o Needham Capital Management L.L.C. 445 Park Avenue New York, New York 10022	Managing Member

The managing members and principals of Needham Capital Management (Bermuda) L.L.C. are:

Name Of Officer Or Director	Business Address	Principal Employment/Office With Needham Capital Management (Bermuda) LLC
George A. Needham	c/o Needham Capital Management (Bermuda) L.L.C. 445 Park Avenue New York, New York 10022	Managing Member
John J. Prior, Jr.	c/o Needham Capital Management (Bermuda) L.L.C. 445 Park Avenue New York, New York 10022	Managing Member
Thomas P. Shanahan	c/o Needham Capital Management (Bermuda) L.L.C. 445 Park Avenue New York, New York 10022	Managing Member

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D/A (including amendments thereto) with respect to the common shares of beneficial interest, par value $.001 per share, of Southwall Technologies Inc., a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 12th day of October, 2011.

THE NEEDHAM GROUP, INC.

By:	/s/ George A. Needham
Name: George A. Needham
Title: Chief Executive Officer

NEEDHAM INVESTMENT MANAGEMENT L.L.C.

By:	/s/ George A. Needham
Name: George A. Needham
Title: Member

NEEDHAM ASSET MANAGEMENT, LLC

By:	/s/ George A. Needham
Name: George A. Needham
Title: Chief Executive Officer

GEORGE A. NEEDHAM
/s/ George A. Needham

NEEDHAM CAPITAL PARTNERS II, L.P.
By: Needham Capital Management L.L.C., its general partner
By:	/s/ George Needham
Name: George Needham
Title: Managing Member

NEEDHAM CAPITAL PARTNERS III, L.P.
By: Needham Capital Management L.L.C., its general partner
By:	/s/ George Needham
Name: George Needham
Title: Managing Member

NEEDHAM CAPITAL MANAGEMENT L.L.C.

By:	/s/ George Needham
Name: George Needham
Title: Managing Member

NEEDHAM CAPITAL MANAGEMENT (BERMUDA) L.L.C.

By:	/s/ George Needham
Name: George Needham
Title: Managing Member

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